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NEWS RELEASE

Crosshair Announces $7.0 Million Private Placement

February 3, 2012	(NYSE Amex: CXZ) (TSX: CXX)

Crosshair Energy Corporation (NYSE Amex: CXZ) (TSX: CXX) (“Crosshair” or the “Company”) is pleased to announce a non-brokered private placement of up to 10,000,000 subscription receipts, at a price of $0.40 per subscription receipt, and up to 6,000,000 flow-through units, at a price of $0.50 per flow through unit, for gross proceeds of $7 million (the “Offering”). Crosshair has engaged Delano Capital Corp. in connection with the Offering.

Crosshair will issue up to 10,000,000 subscription receipts (“Subscription Receipts”) at a price of $0.40 per Subscription Receipt for gross proceeds of $4 million. Upon satisfaction of the escrow release conditions set out below, the Subscription Receipts will be automatically converted (for no additional consideration) into units of Crosshair (the “Units”), with each whole Unit being comprised of one common share (“Common Share”) and one-half common share purchase warrant (each whole warrant a “Warrant”).  Each Warrant will be exercisable for a period of 24 months from the closing date at an exercise price of $0.70. The gross proceeds from the offering of Subscription Receipts will be released following shareholder approval of the offering of Subscription Receipts in accordance with applicable corporate and securities laws.

Crosshair will concurrently issue up to 6,000,000 flow-through units (the “Flow Through Units”) at a price of $0.50 per Flow Through Unit for gross proceeds of $3 million.  Each Flow Through Unit consists of one flow through common share (a “Flow Through Share”), which qualifies as a “flow-through share” for purposes of the Income Tax Act (Canada), and one-half of one Warrant. Each Warrant shall be exercisable into one Share for a period of 24 months from the closing date at an exercise price of $0.70.

The net proceeds raised from the offering of Subscription Receipts will be used by Crosshair to finance the exploration expenditures on its properties and for general corporate purposes. The gross proceeds raised from the offering of Flow Through Units will be used by Crosshair for exploration expenditures on its Central Mineral Belt Properties, which will constitute Canadian exploration expenditures (as defined in the Income Tax Act (Canada)) and will be renounced for the 2012 taxation year.

All securities issued will be subject to a four month hold period. The Offering is subject to the approval of the Toronto Stock Exchange. In addition, the offering of Subscription Receipts is subject to approval by an ordinary resolution of the Company’s shareholders. The Company intends to hold a shareholders’ meeting to approve the offering of Subscription Receipts in March 2012.

The securities described herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and accordingly, may not be offered or sold within the United States except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities requirements or pursuant to exemptions therefrom.  This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the Company's securities in the United States.

About Crosshair

Crosshair is a prominent player in the exploration and development of uranium and vanadium in the US and Canada.  Its flagship projects, Bootheel and Juniper Ridge, are both located in uranium mining friendly Wyoming.  Bootheel has the potential to be mined using in-situ recovery methods. The CMB Uranium/Vanadium Project and the CMB JV Uranium Project are located in Labrador, Canada and have four currently defined resources - C Zone, Area 1, Armstrong and Two Time Zone.  The Crosshair team is comprised of knowledgeable and experienced professionals with both exploration and mining backgrounds.

For more information on Crosshair and its properties, please visit the website at www.crosshairenergy.com.

ON BEHALF OF THE CROSSHAIR BOARD
"Mark J. Morabito"
EXECUTIVE CHAIRMAN

T: 604-681-8030
F: 604-681-8039
E: info@crosshairenergy.com
www.crosshairenergy.com

For Investor Relations, please call:
Bevo Beaven
720-932-8300

Cautionary Note Regarding Forward-Looking Information
Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. Forward-looking statements or information relate to, among other things, the terms of the Offering, the use of proceeds from the Offering and the exploration potential of the Company's properties. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. shareholders and other risks and uncertainties, including those described in the Risk Factors section in the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2011 filed with the Canadian Securities Administrators and available at www.sedar.com. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.